# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Star Equity Holdings, Inc., CIK 0001210708
CUSIP: 443787205
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 53 Forest Ave, Ste 102, Old Greenwich, Connecticut (CT), 06870
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001214659-24-005015
Filed by CIK 0001774802

## Reporting persons
- Mink Brook Partners LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 159,378; sole dispositive power 0; shared dispositive power 159,378; aggregate amount beneficially owned 159,378 (4.6% of the class)
  Comment: (1) This percentage is calculated based upon 3,435,903 shares outstanding as of 11/13/25 disclosed in its recent 10-Q.
- Mink Brook Opportunity Fund LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 155,076; sole dispositive power 0; shared dispositive power 155,076; aggregate amount beneficially owned 155,076 (4.5% of the class)
  Comment: (1) This percentage is calculated based upon 3,435,903 shares outstanding as of 11/13/25 disclosed in its recent 10-Q.
- Mink Brook Capital GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 314,454; sole dispositive power 0; shared dispositive power 314,454; aggregate amount beneficially owned 314,454 (9.2% of the class)
  Comment: (1) This percentage is calculated based upon 3,435,903 shares outstanding as of 11/13/25 disclosed in its recent 10-Q.
- William Mueller: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 314,454; sole dispositive power 0; shared dispositive power 314,454; aggregate amount beneficially owned 314,454 (9.2% of the class)
  Comment: (1) This percentage is calculated based upon 3,435,903 shares outstanding as of 11/13/25 disclosed in its recent 10-Q.
- Mink Brook Asset Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 314,454; sole dispositive power 0; shared dispositive power 314,454; aggregate amount beneficially owned 314,454 (9.2% of the class)
  Comment: (1) This percentage is calculated based upon 3,435,903 shares outstanding as of 11/13/25 disclosed in its recent 10-Q.

## Item 1. Issuer
Name of issuer: Star Equity Holdings, Inc.
Address of issuer's principal executive offices: 53 Forest Ave, Ste 102, Old Greenwich, CONNECTICUT, 06870.

## Item 2. Person Filing
Name of person filing:
Mink Brook Partners LP
Mink Brook Opportunity Fund LP
Mink Brook Capital GP LLC
William Mueller
Mink Brook Asset Management LLC
Address of principal business office or, if none, residence:
201 Summa Street
West Palm Beach, FL 33405
Citizenship:
Mink Brook Partners LP - Delaware
Mink Brook Opportunity Fund LP - Delaware
Mink Brook Capital GP LLC - Delaware
William Mueller - Florida
Mink Brook Asset Management LLC - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Amount beneficially owned: As of the close of business on September 30, 2025, Mink Brook Partners LP and Mink Brook Opportunity Fund LP held an aggregate of 314,454 shares of the common stock of the Issuer. As the general partner to both Mink Brook Partners LP and Mink Brook Opportunity Fund LP, Mink Brook Capital GP LLC may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of the shares held by Mink Brook Partners LP and Mink Brook Opportunity Fund LP. As the managing member of Mink Brook Capital GP LLC and Mink Brook Asset Management, LLC William Mueller may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of the shares held by Mink Brook Partners LP and Mink Brook Opportunity Fund LP.

Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that Mr. Mueller or Mink Brook Capital GP LLC is the beneficial owner of the shares of the common stock of the Issuer referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of their respective pecuniary interests therein.

Mink Brook acquired shares of Star Equity Holdings, Inc. after written permission was obtained by the company on November 20, 2023 to cross the 5% threshold assuming certain conditions are and continue to be met by Mink Brook Asset Management LLC.
Percent of class:
Mink Brook Partners LP - 4.6%
Mink Brook Opportunity Fund LP - 4.5%
Mink Brook Capital GP LLC - 9.2%
William Mueller - 9.2%
Mink Brook Asset Management LLC - 9.2%
Sole power to vote or to direct the vote:
Mink Brook Partners LP - 0
Mink Brook Opportunity Fund LP - 0
Mink Brook Capital GP LLC - 0
William Mueller - 0
Mink Brook Asset Management LLC - 0
Shared power to vote or to direct the vote:
Mink Brook Partners LP - 159,378
Mink Brook Opportunity Fund LP - 155,076
Mink Brook Capital GP LLC - 314,454
William Mueller - 314,454
Mink Brook Asset Management LLC - 314,454
Sole power to dispose or to direct the disposition:
Mink Brook Partners LP - 0
Mink Brook Opportunity Fund LP - 0
Mink Brook Capital GP LLC - 0
William Mueller - 0
Mink Brook Asset Management LLC - 0
Shared power to dispose or to direct the disposition:
Mink Brook Partners LP - 159,378
Mink Brook Opportunity Fund LP - 155,076
Mink Brook Capital GP LLC - 314,454
William Mueller - 314,454
Mink Brook Asset Management LLC - 314,454

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Mink Brook Partners LP: /s/ William Mueller, Managing Member, general partner Mink Brook Capital GP LLC (11/14/2025)
- Mink Brook Opportunity Fund LP: /s/ William Mueller, Managing Member, general partner Mink Brook Capital GP LLC (11/14/2025)
- Mink Brook Capital GP LLC: /s/ William Mueller, Managing Member, general partner Mink Brook Capital GP LLC (11/14/2025)
- William Mueller: /s/ William Mueller, William Mueller (11/14/2025)
- Mink Brook Asset Management LLC: /s/ William Mueller, Managing Member, Mink Brook Asset Management LLC (11/14/2025)
Comment: The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.